Condensed Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2020 and March 31, 2019

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME/(LOSS)
(Stated in thousands of U.S. dollars except shares and per share data)
(Unaudited)

		Three Months Ended March 31,
	Notes	2020	2019

Revenue	5	67,371	67,257
Cost of sales excluding depreciation and amortization	6	42,896	43,804
Depreciation and amortization		6,869	6,862
Mine operating margin		17,606	16,591

Other expenses/(income)
Exploration expense		744	844
Corporate general and administrative expense		5,675	3,159
Share-based compensation expense	16	904	946
Other expense/(income)		2,735	(321)
(Gain)/loss on fair value of financial instruments, net	18	(4,062)	3,873
Income before finance and tax		11,610	8,090
Finance expense, net	7	3,363	3,547
Income before tax		8,247	4,543
Income tax expense	8	8,235	7,202
Net income/(loss) and comprehensive income/(loss)		12	(2,659)
Net loss and comprehensive loss attributable to non-controlling interest		(817)	(735)
Net income/(loss) and comprehensive income/(loss) attributable to Golden Star shareholders		829	(1,924)

Net income/(loss) per share attributable to Golden Star shareholders
Basic	9	$0.01	$(0.02)
Diluted	9	$(0.01)	$(0.02)
Weighted average shares outstanding - basic (millions)		109.6	108.8
Weighted average shares outstanding - diluted (millions)		121.0	108.8
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(Unaudited)

		As of	As of
	Notes	March 31, 2020	December 31, 2019

ASSETS
CURRENT ASSETS
Cash and cash equivalents		41,906	53,367
Accounts receivable		5,475	6,503
Inventories	10	44,063	38,860
Prepaids and other		9,688	7,107
Total Current Assets		101,132	105,837
RESTRICTED CASH		2,082	2,082
MINING INTERESTS	11	272,266	264,689
Total Assets		375,480	372,608

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	12	84,864	88,579
Current portion of rehabilitation provisions	13	6,552	5,826
Current portion of deferred revenue	14	12,265	11,191
Current portion of long term debt	15	20,715	15,987
Current income tax liabilities		4,383	811
Total Current Liabilities		128,779	122,394
REHABILITATION PROVISIONS	13	65,896	62,609
DEFERRED REVENUE	14	100,154	102,784
LONG TERM DEBT	15	86,626	90,782
DERIVATIVE LIABILITY	18	1,957	5,608
DEFERRED TAX LIABILITY		22,954	20,554
Total Liabilities		406,366	404,731

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized		911,087	910,205
CONTRIBUTED SURPLUS		39,307	38,964
DEFICIT		(897,950)	(898,779)
Shareholders' equity attributable to Golden Star shareholders		52,444	50,390
NON-CONTROLLING INTEREST		(83,330)	(82,513)
Total Equity		(30,886)	(32,123)
Total Liabilities and Shareholders' Equity		375,480	372,608
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

See Note 2 Basis of Presentation and Going Concern

Signed on behalf of the Board,

"Timothy C. Baker"                            "Robert E. Doyle"
Timothy C. Baker, Director                        Robert E. Doyle, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(Unaudited)

		Three Months Ended March 31,
	Notes	2020	2019

OPERATING ACTIVITIES:
Net income/(loss)		12	(2,659)
Reconciliation of net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	11	7,415	6,995
Share-based compensation expense	16	904	946
Income tax expense	8	8,235	7,202
(Gain)/loss on fair value of financial instruments, net	18	(4,062)	3,873
Recognition of deferred revenue	14	(2,337)	(3,547)
Reclamation expenditures	13	(806)	(689)
Other non-cash items	19	3,990	2,787
Changes in working capital	19	(9,802)	(15,498)
Net cash provided by/(used in) operating activities		3,549	(590)
INVESTING ACTIVITIES:
Additions to mining interests	11	(12,476)	(13,142)
Change in accounts payable and deposits on mine equipment and material		(2,633)	1,854
Net cash used in investing activities		(15,109)	(11,288)
FINANCING ACTIVITIES:
Principal payments on debt		(410)	(2,779)
Exercise of options		509	18
Net cash provided by/(used in) financing activities		99	(2,761)
Decrease in cash and cash equivalents		(11,461)	(14,639)
Cash and cash equivalents, beginning of period		53,367	96,507
Cash and cash equivalents, end of period		41,906	81,868
See Note 19 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(Unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity
Balance at January 1, 2019	108,819,009	908,035	37,258	(831,345)	(71,973)	41,975
Shares issued under options	5,350	30	(12)	—	—	18
Options granted net of forfeitures	—	—	585	—	—	585
Deferred share units granted	—	—	208	—	—	208
Performance and restricted share units granted	—	—	187	—	—	187
Net loss	—	—	—	(1,924)	(735)	(2,659)
Balance at March 31, 2019	108,824,359	908,065	38,226	(833,269)	(72,708)	40,314

Balance at December 31, 2019	109,385,063	910,205	38,964	(898,779)	(82,513)	(32,123)
Shares issued under DSUs	27,066	—	—	—	—	—
Shares issued under options	325,553	821	(312)	—	—	509
Options granted net of forfeitures	—	—	297	—	—	297
Deferred share units granted	—	—	230	—	—	230
Performance and restricted share units granted	—	—	243	—	—	243
PRSU settlement, net of tax	50,399	61	(115)	—	—	(54)
Net profit/(loss)	—	—	—	829	(817)	12
Balance at March 31, 2020	109,788,081	911,087	39,307	(897,950)	(83,330)	(30,886)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(Unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is an international gold mining and exploration company incorporated under the Canada Business Corporations Act and headquartered in London, United Kingdom. The Company's shares are listed on the Toronto Stock Exchange under the symbol GSC, the NYSE American exchange (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6 Canada, and has corporate offices in London, United Kingdom and Accra, Ghana.
Through our 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground mine and a carbon-in-leach processing plant (collectively, "Wassa"), located northeast of the town of Tarkwa, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, we own and operate the Bogoso gold mining and processing operations, the Prestea open-pit mining operations and the Prestea underground mine (collectively "Prestea") located near the town of Prestea, Ghana. The Company also holds and manages interests in several gold exploration projects in Ghana.
2. BASIS OF PRESENTATION AND GOING CONCERN
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") including International Accounting Standards ("IAS") 34 Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2019, except for the changes in accounting policies described in Note 3 below.
These condensed interim consolidated financial statements were approved by the Company's Board of Directors on May 6, 2020.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented, except for the changes in accounting policies described in Note 3 below.
All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
Going concern
As at March 31, 2020 the Company had cash and cash equivalents of $41.9 million, net current liabilities excluding deferred revenue of $15.4 million and net cash provided by operations before working capital changes for the three months then ended of $13.4 million. As at March 31, 2020, the Company was compliant with its debt covenants.

With proactive management, gold production and gold shipments have continued without any material disruptions despite the impact of the COVID-19 pandemic. However, the Company is unable to provide any assurances that its planned operations, production and capital expenditure for the foreseeable future will not be delayed, postponed or cancelled as a result of the COVID-19 pandemic or otherwise. The pandemic could continue to affect financial markets, including the price of gold and the trading price of the Company’s shares, could adversely affect the Company’s ability to raise capital, and could cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive or unavailable on commercially reasonable terms or at all. Furthermore, the Company may also experience regional risks which include, but are not limited to, a possible shut-down of the gold refining facility in South Africa where the Company delivers its gold production, an inability to ship gold across borders, delays in the supply chain of critical reagents, consumables and parts, and the impact on the delivery of critical capital projects. Any of these events or circumstances could have a material adverse effect on the Company’s business, financial condition and results of operations.
In the current economic environment with the potential impact of COVID-19, as well as the Company's current cash flow forecasts, there may be challenges in the Company’s ability to generate sufficient free cash flow and/or raise additional financing in the foreseeable future that can be used to meet its ongoing obligations as they fall due.
As a result, the Company’s management (“Management”) has considered a range of downside scenarios taking into account the above-mentioned risks. In the event the Company breaches any of its credit facility covenants as a result of inability to meet the current financial forecast or due to the impact of the COVID-19 pandemic including due to any temporary shutdown of mining operations, it would require either waivers from its lenders or a liquidation of certain assets to repay borrowings. However, in this downside scenario Management would seek temporary waivers to the covenants from its lenders due to the nature of such breach being the result of COVID-19 imposed restrictions.
Management has concluded that it is appropriate to prepare the condensed interim consolidated financial statements on a going concern basis. However, as the waiver of credit facility covenants in the event of a breach and/or securing additional financing to ensure sufficient liquidity for the foreseeable future, are not wholly within Management’s control, we do note the risk it represents as a material uncertainty which casts a substantial doubt upon the Company’s continued ability to operate as a going concern, such that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.
These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize the assets to settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3. CHANGES IN ACCOUNTING POLICIES
New Accounting Standards Effective 2020
The Company has adopted the following new and revised accounting standard effective January 1, 2020. These changes were made in accordance with the applicable transitional provisions.

Definition of a Business (Amendments to IFRS 3)

The amendments in Definition of a Business (Amendments to IFRS 3) are changes to Appendix A Defined terms, the application guidance, and the illustrative examples of IFRS 3 only. It:

•
clarifies that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;

•	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

•	remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and

•	add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

There was no accounting impact to the condensed interim consolidated financial statements on adoption of this standard.

Revenue recognition

Revenue from the sale of metal is recognized when the Company transfers control over to a customer. The Company’s spot sales of gold are transported to a gold refiner who locates a buyer and arranges sale of the gold. Effective March 20, 2020 and until recommencement of commercial flights between Ghana and South Africa, the sale generally completes on the day of arrival of gold at the refinery in South Africa as a consequence of the change in shipment logistics due to the COVID-19 pandemic. Previously, the sale of gold completed on the same day the gold was shipped from the mine site. The sales price is generally set with reference to the London A.M. or P.M. fix on the day of arrival of gold at the refinery.

UK Performance Share Unit Plan

In February 2020, the Company adopted a new UK Performance Share Unit Plan ("UK PSU Plan") subject to shareholder approval. Under the UK PSU Plan, performance share units ("UK PSUs") may be issued to UK resident employees of the Company or its designated affiliates. UK PSUs may be redeemed for: (i) common shares issued from treasury; (ii) common shares purchased in the secondary market at the election of the participant and subject to consent of the Company; (iii) a cash payment at the election of the participant and subject to consent of the Company; or (iv) a combination of (i), (ii) and (iii).

Each UK PSU represents one notional common share that is redeemed for common shares or common shares and/or cash subject to the consent of the Company based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met. UK PSUs vest at the end of a three-year performance period. The award is determined by multiplying the number of UK PSUs by the performance adjustment factor, which ranges from 0% to 200%.

The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies determined by the Compensation Committee of the Board of Directors. The Company plans to settle these awards in common shares of the Company and so they are accounted for as equity awards with corresponding compensation expense recognized.

4. SEGMENTED INFORMATION
Segmented revenue and results
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended March 31,	Wassa	Prestea	Other	Corporate	Total
2020
Revenue	54,087	13,284	—	—	67,371
Mine operating expenses	25,366	17,124	—	—	42,490
Severance charges	45	5	—	—	50
Operating costs to metal inventory	(2,282)	(991)	—	—	(3,273)
Inventory net realizable value adjustment and write-off	—	18	—	—	18
Royalties	2,888	723	—	—	3,611
Cost of sales excluding depreciation and amortization	26,017	16,879	—	—	42,896
Depreciation and amortization	5,110	1,759	—	—	6,869
Mine operating margin/(loss)	22,960	(5,354)	—	—	17,606
Income tax expense	8,235	—	—	—	8,235
Net income/(loss) attributable to non-controlling interest	1,529	(2,346)	—	—	(817)
Net income/(loss) attributable to Golden Star	12,207	(5,380)	(1,065)	(4,933)	829

Capital expenditures	9,597	2,565	—	314	12,476

2019
Revenue	53,992	13,265	—	—	67,257
Mine operating expenses	23,433	16,463	—	—	39,896
Severance charges	225	69	—	—	294
Operating costs from/(to) metal inventory	323	(1,103)	—	—	(780)
Inventory net realizable value adjustment and write-off	—	920	—	—	920
Royalties	2,799	675	—	—	3,474
Cost of sales excluding depreciation and amortization	26,780	17,024	—	—	43,804
Depreciation and amortization	4,372	2,490	—	—	6,862
Mine operating margin/(loss)	22,840	(6,249)	—	—	16,591
Income tax expense	7,202	—	—	—	7,202
Net income/(loss) attributable to non-controlling interest	1,438	(2,173)	—	—	(735)
Net income/(loss) attributable to Golden Star	12,410	(4,520)	(1,493)	(8,321)	(1,924)

Capital expenditures	11,066	2,076	—	—	13,142
Segmented Assets
The following table presents the segmented assets:

	Wassa	Prestea	Other	Corporate	Total
March 31, 2020
Total assets	242,865	98,494	3,577	30,544	375,480

December 31, 2019
Total assets	232,182	94,453	2,951	43,022	372,608
90%

5. REVENUE
Revenue includes the following components:

	Three Months Ended March 31,
	2020	2019
Revenue - Spot sales	63,564	62,204
Cash payment proceeds	1,470	1,506
Deferred revenue recognized	2,337	3,547
Revenue - Streaming Agreement	3,807	5,053
Total revenue	67,371	67,257
Information about major customers
In the three months ended March 31, 2020, approximately 90% (three months ended March 31, 2019 - 90%) of our gold production is sold through a gold refinery located in South Africa. Except for the sales to RGLD Gold AG ("RGLD"), a wholly owned subsidiary of Royal Gold, Inc. as part of the Streaming Agreement, the refinery arranges for the sale of gold typically on the day the gold dore arrives at the refinery and typically the Company receives payment for the refined gold sold two working days after the gold dore arrives at the refinery (see Note 3 Revenue Recognition for a description of the change to the sale of gold dore effective as of March 20, 2020). Previously, the sale of gold completed on the same day the gold was shipped from the mine site.

The global gold market is competitive with numerous banks and gold refineries willing to buy refined gold and gold dore on short notice. Therefore, we believe that the loss of one of our current customers would not materially delay or disrupt revenue.

6. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended March 31,
	2020	2019
Mine operating expenses	42,490	39,896
Severance charges	50	294
Operating costs to metal inventory	(3,273)	(780)
Inventory net realizable value adjustment and write-off	18	920
Royalties	3,611	3,474
	42,896	43,804
7. FINANCE EXPENSE, NET
Finance expense and income include the following components:

	Three Months Ended
	March 31, 2020	March 31, 2019
Interest expense on principal debt	1,905	2,482
Interest on financing component of deferred revenue (Note 14)	781	1,153
Accretion of 7% Convertible Debentures discount (Note 15)	646	560
Amortization of deferred financing fees	189	—
Accretion of rehabilitation provision (Note 13)	135	199
Interest income	(155)	(534)
Net foreign exchange gain	(138)	(313)
	3,363	3,547

8. INCOME TAXES
Income tax expense is recognized based on Management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	Three Months Ended March 31,
	2020	2019
Current expense:
Canada	—	—
Foreign	5,835	926
Deferred tax expense:
Canada	—	—
Foreign	2,400	6,276
	8,235	7,202

The Ghana Revenue Authority (“GRA”) has issued a tax assessment to the Company’s subsidiary (Golden Star (Wassa) Limited) related to 2014-2016. The assessment claimed a reduction in the tax losses attributable by $29 million. The Company believes that the majority of the matters noted in the assessment are incorrect and has filed an appeal in an attempt to resolve these matters. Overall, it is the Company’s current assessment that the relevant assessments and claims by the GRA are without merit. No amounts have been recorded for any potential liability and the Company intends to defend any follow up in relation to this matter should it arise. The amount of loss, if any, cannot be determined at the current time.

9. INCOME/(LOSS) PER COMMON SHARE
The following table provides a reconciliation between basic and diluted loss per common share:

	Three Months Ended March 31,
	2020	2019
Net income/(loss) attributable to Golden Star shareholders	829	(1,924)
Adjustments:
Interest expense on 7% Convertible Debentures	899	—
Accretion of 7% Convertible Debentures discount (Note 7)	646	—
(Gain)/loss on fair value of 7% Convertible Debentures embedded derivative (Note 18)	(3,651)	—
Diluted loss	(1,277)	(1,924)

Weighted average number of basic shares (millions)	109.6	108.8
Dilutive securities:
7% Convertible Debentures	11.4	—
Weighted average number of diluted shares (millions)	121.0	108.8

Income/(loss) per share attributable to Golden Star shareholders:
Basic	$0.01	$(0.02)
Diluted	$(0.01)	$(0.02)

10. INVENTORIES
Inventories include the following components:

	As of	As of
	March 31, 2020	December 31, 2019
Stockpiled ore	6,919	7,578
In-process ore	3,563	2,721
Finished goods	3,814	394
Materials and supplies	29,767	28,167
	44,063	38,860
The cost of inventories expensed for the three months ended March 31, 2020 and 2019 was $39.3 million and $43.8 million, respectively.
Net realizable value adjustment of $0.0 million was recorded for stockpiled ore in the three months ended March 31, 2020 (three months ended March 31, 2019 - $0.9 million).

11. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
Balance at December 31, 2019	492,594	1,006,685	18,261	1,517,540
Additions	314	—	12,162	12,476
Change in rehabilitation provision estimate	—	2,554	—	2,554
Disposals and other	(50)	—	—	(50)
Balance at March 31, 2020	492,858	1,009,239	30,423	1,532,520

Accumulated depreciation
Balance at December 31, 2019	450,263	802,588	—	1,252,851
Depreciation and amortization	3,060	4,355	—	7,415
Disposals and other	(12)	—	—	(12)
Balance at March 31, 2020	453,311	806,943	—	1,260,254

Carrying amount
Balance at December 31, 2019	42,331	204,097	18,261	264,689
Balance at March 31, 2020	39,547	202,296	30,423	272,266
As at March 31, 2020, the right-of-use assets had net carrying amounts of $3.8 million (December 31, 2019 - $3.3 million). The total minimum lease payments are disclosed in Note 15 - Debt.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	March 31, 2020	December 31, 2019
Trade and other payables	42,242	44,494
Accrued liabilities	32,807	36,304
Payroll related liabilities	9,815	7,781
	84,864	88,579
See Note 22 for a reclassification of accrued liabilities as of December 31, 2019.

13. REHABILITATION PROVISIONS
At March 31, 2020, the total undiscounted amount of future cash needs for rehabilitation was estimated to be $73.7 million. A discount rate assumption of 0.4%, an inflation rate assumption of 1.8% and a risk premium of 5% were used to value the rehabilitation provisions as at March 31, 2020. This compares to a discount rate assumption of 2%, an inflation rate assumption of 2% and a risk premium of 5% used as at December, 31 2019. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the Three Months Ended March 31, 2020	For the Year Ended December 31, 2019
Beginning balance	68,435	66,225
Accretion of rehabilitation provisions (Note 7)	135	730
Changes in estimates	4,684	4,651
Cost of reclamation work performed	(806)	(3,171)
Balance at the end of the period	72,448	68,435

Current portion	6,552	5,826
Long term portion	65,896	62,609
	72,448	68,435

14. DEFERRED REVENUE
The Company through its subsidiary Caystar Finance Co. completed a $145 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD. Golden Star will deliver 10.5% of gold production from Wassa and Prestea at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. Thereafter, 5.5% of gold production will be delivered from Wassa and Prestea at a cash purchase price of 30% of spot gold price. As at March 31, 2020 the Company had delivered a total of 104,905 ounces of gold to RGLD since the inception of the Streaming Agreement.
During the three months ended March 31, 2020, the Company sold 4,724 ounces of gold to RGLD. Revenue recognized on the ounces sold to RGLD during the three months ended March 31, 2020 consisted of $1.5 million of cash payment proceeds and $2.3 million of deferred revenue recognized in the period (see Note 5).

	Three Months Ended March 31, 2020	Year Ended December 31, 2019
Beginning balance	113,975	119,948
Deferred revenue recognized (Note 5)	(2,337)	(13,334)
Variable consideration adjustment	—	3,073
Interest on financing component of deferred revenue (Note 7)	781	4,288
Balance at the end of the period	112,419	113,975

Current portion	12,265	11,191
Long term portion	100,154	102,784
Total	112,419	113,975
15. DEBT
The following table summarizes the components of the Company's current and long term debt:

	As of	As of
	March 31, 2020	December 31, 2019
Current debt:
Lease liabilities	715	987
Macquarie Credit Facility	20,000	15,000
	20,715	15,987
Long term debt:
Lease liabilities	1,295	1,394
7% Convertible Debentures	47,648	47,002
Macquarie Credit Facility	37,683	42,386
	86,626	90,782

Macquarie Credit Facility
The Macquarie Credit Facility includes covenant clauses requiring the Company to maintain certain key financial ratios. The
Company must maintain a Debt Service Coverage Ratio of greater than 1.20:1, tested quarterly on a rolling four-quarter basis as at the end of each of the fiscal quarters beginning with the fiscal quarter ending June 30, 2020; maintain a ratio of Net Debt to EBITDA of less than 3.00:1, tested quarterly on a rolling four-quarter basis as at the end of each of the fiscal quarters; demonstrate, on the basis of the consolidated financial statements and annual consolidated corporate budget, that from December 31, 2020 and for each fiscal quarter thereafter, the Convertible Debentures can be repaid in full in cash by the maturity in August 2021 while maintaining (after giving effect to such repayment in cash) a positive cash position (excluding restricted cash) of $25 million; and ensure that at all times the sum of aggregate indebtedness does not exceed $116.5 million. The Company is in compliance with all financial covenants of the Macquarie Credit Facility as at March 31, 2020.

7% Convertible Debentures
As at March 31, 2020, $51.5 million principal amount of 7% Convertible Debentures remains outstanding.
The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	Three Months Ended March 31, 2020	Year Ended December 31, 2019
Beginning balance	47,002	44,612
Accretion of 7% Convertible Debentures discount (Note 7)	646	2,390
Balance at the end of the period	47,648	47,002

Schedule of payments on outstanding debt as of March 31, 2020:

	Nine months ending December 31, 2020	Year ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Year ending December 31, 2024	Maturity
Lease liabilities
Principal	715	319	314	314	314	2025
Interest	72	75	60	42	24

7% Convertible Debentures
Principal	—	51,498	—	—	—	2021
Interest	1,802	3,605	—	—	—

Macquarie Credit Facility
Principal	15,000	20,000	20,000	5,000	—	2023
Interest	2,334	2,110	983	70	—

Total principal	15,715	71,817	20,314	5,314	314
Total interest	4,208	5,790	1,043	112	24
	19,923	77,607	21,357	5,426	338

16. SHARE-BASED COMPENSATION
Share-based compensation expenses recognized in the condensed interim consolidated statements of operations and comprehensive income/(loss) are as follows:

	Three Months Ended March 31,
	2020	2019
Share options	297	585
Deferred share units	230	208
Share appreciation rights	21	(34)
Performance share units	356	187
	904	946

Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the three months ended March 31, 2020 and 2019 were based on the weighted average assumptions noted in the following table:

	Three Months Ended March 31,
	2020	2019
Expected volatility	56.69%	50.53%
Risk-free interest rate	1.41%	1.80%
Expected lives	1.1 years	5.8 years
The weighted average fair value per option granted during the three months ended March 31, 2020 was $0.96 CAD (three months ended March 31, 2019 - $2.50 CAD). As at March 31, 2020, there was $0.5 million of share-based compensation expense (March 31, 2019 - $1.1 million) relating to the Company's share options to be recorded in future periods. For the three months ended March 31, 2020, the Company recognized an expense of $0.3 million (three months ended March 31, 2019 - $0.6 million).
A summary of option activity under the Company's Stock Option Plan during the three months ended March 31, 2020 is as follows:

	Options ('000)	Weighted– Average Exercise price ($CAD)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2019	3,776	5.39	4.7
Granted	57	3.99	9.9
Exercised	(326)	2.15	4.8
Forfeited	(175)	6.63	5.8
Expired	(66)	17.13	—
Outstanding as of March 31, 2020	3,266	5.38	4.0

Exercisable as of December 31, 2019	3,320	5.41	4.1
Exercisable as of March 31, 2020	3,013	5.40	3.6
As of February 22, 2020, the Company no longer grants share options under the existing Stock Option Plan.

Deferred share units ("DSUs")
For the three months ended March 31, 2020, the DSUs that were granted vested immediately and a compensation expense of      $0.2 million was recognized for these grants (three months ended March 31, 2019 - $0.2 million). As of March 31, 2020, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
The DSU activity during the three months ended March 31, 2020 and 2019 can be summarized as follows:

	Three Months Ended March 31,
	2020	2019
Number of DSUs, beginning of period ('000)	1,274	1,086
Granted	76	63
Exercised	(27)	—
Number of DSUs, end of period ('000)	1,323	1,149
Share appreciation rights ("SARs")
As of March 31, 2020, there was approximately $0.3 million of total unrecognized compensation cost related to unvested SARs (March 31, 2019 - $0.4 million). For the three months ended March 31, 2020, the Company recognized $0.02 million expense related to these cash settled awards (three months ended March 31, 2019 - $0.03 million recovery).

The SARs activity during the three months ended March 31, 2020 and 2019 can be summarized as follows:

	Three Months Ended March 31,
	2020	2019
Number of SARs, beginning of period ('000)	593	674
Granted	240	270
Exercised	—	(114)
Forfeited	(5)	(93)
Expired	—	(3)
Number of SARs, end of period ('000)	828	734

2017 Performance and restricted share units ("PRSUs")
PRSUs are accounted for as equity awards with a corresponding compensation expense recognized. For the three months ended March 31, 2020, the Company recognized $0.1 million expense (three months ended March 31, 2019 - $0.2 million).

The PRSU activity during the three months ended March 31, 2020 and 2019 can be summarized as follows:

	Three Months Ended March 31,
	2020	2019
Number of PRSUs, beginning of period ('000)	634	791
Granted	—	432
Settled	(65)	—
Forfeited	(62)	—
Number of PRSUs, end of period ('000)	507	1,223

UK performance share units

In February 2020, subject to shareholder approval, the Company adopted a new UK PSU Plan and issued 1,409,326 share units to employees and officers of the Company. 4,714,484 share units were available for grant as at March 31, 2020, subject to shareholder approval of the UK PSU Plan. For the three months ended March 31, 2020, the Company recognized $0.3 million expense (three months ended March 31, 2019 - $nil).

The UK PSU activity during the three months ended March 31, 2020 and 2019 can be summarized as follows:

	Three Months Ended March 31,
	2020	2019
Number of PSUs, beginning of period ('000)	—	—
Granted	1,409	—
Settled	—	—
Forfeited	—	—
Number of PSUs, end of period ('000)	1,409	—

17. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the years ended March 31, 2020 and 2019 other than the items disclosed below.
Key management personnel
Key management personnel are defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, with such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	Three Months Ended March 31,
	2020	2019
Salaries, wages, and other benefits	1,778	701
Bonuses	267	328
Share-based compensation	520	732
	2,565	1,761
18. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at March 31, 2020 and December 31, 2019:

		March 31, 2020		December 31, 2019
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities/(Assets)
Fair value through profit or loss
7% Convertible Debentures embedded derivative	3	1,957	1,957	5,608	5,608
Non-hedge derivative contracts	2	(199)	(199)	211	211
There were no non-recurring fair value measurements of financial instruments as at March 31, 2020.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2020, there were no transfers between the levels of the fair value hierarchy.
(Gain)/loss on fair value of financial instruments in the Statements of Operations and Comprehensive Income/(Loss) consists of the following:

	Three Months Ended March 31,
	2020	2019
(Gain)/loss on fair value of 7% Convertible Debentures embedded derivative	(3,651)	3,873
Unrealized gain on non-hedge derivative contracts	(411)	—
	(4,062)	3,873

The valuation technique that is used to measure fair value is as follows:
7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued at March 31, 2020 and December 31, 2019 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	March 31, 2020	December 31, 2019
Embedded derivative
Risk premium	18.0%	5.3%
Borrowing costs	7.5%	7.5%
Expected volatility	45.0%	45.0%
Remaining life (years)	1.35	1.6
The following table presents the changes in the 7% Convertible Debentures embedded derivative for the three months ended March 31, 2020:

Fair value
Balance at December 31, 2019	5,608
Gain on fair value of 7% Convertible Debentures embedded derivative	(3,651)
Balance at March 31, 2020	1,957

If the risk premium increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the Statement of Operations would decrease by $0.04 million at March 31, 2020.

If the borrowing costs increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the Statement of Operations would decrease by $0.3 million at March 31, 2020.

If the expected volatility increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would increase and the related gain in the Statement of Operations would increase by $0.6 million at March 31, 2020.

Non-hedge derivative contracts
During the year ended December 31, 2019, the Company entered into costless collars consisting of puts and calls, on 50,000 ounces of gold with a floor price of $1,400 per ounce and a ceiling price of $1,750 per ounce with maturity dates ranging from October 2019 to September 2020.

In February 2020, the Company entered into costless collars consisting of puts and calls on an additional 12,600 ounces with a floor price of $1,500 per ounce and a ceiling price of $1,992 per ounce. The additional positions will mature at a rate of 4,200 ounces per month from October 2020 to December 2020.

The non-hedge accounted collar contracts are considered fair value through profit or loss financial instruments with fair value determined using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads. The non-hedge derivative contracts are included with prepaids and other on the balance sheet while the prior year liability was reflected as part of accounts payable and accrued liabilities.

During the three months ended March 31, 2020, the Company recognized an unrealized gain of $0.4 million on the non-hedge accounted collar contracts.

19. SUPPLEMENTAL CASH FLOW INFORMATION
During the three months ended March 31, 2020 and 2019, the Company paid interest and income taxes of $2.8 million and $2.3 million, respectively (three months ended March 31, 2019 - $2.8 million and - $nil, respectively).
Changes in working capital for the three months ended March 31, 2020 and 2019 are as follows:

	Three Months Ended March 31,
	2020	2019
Decrease/(increase) in accounts receivable	1,028	(2,044)
Increase in inventories	(5,221)	(3,493)
(Increase)/decrease in prepaids and other	(2,336)	51
Decrease in accounts payable and accrued liabilities	(1,010)	(10,012)
Decrease in current income tax liabilities	(2,263)	—
Total changes in working capital	(9,802)	(15,498)
Other non-cash items include the following components:

	Three Months Ended March 31,
	2020	2019
Loss on disposal of assets	39	—
Inventory net realizable value adjustment and write-off	18	920
Loss/(gain) on fair value of marketable securities	17	(3)
Accretion of vendor agreement	—	183
Accretion of rehabilitation provisions (Note 7)	135	199
Amortization of financing fees (Note 7)	189	42
Accretion of 7% Convertible Debentures discount (Note 7)	646	560
Interest on financing component of deferred revenue (Note 7)	781	1,153
Interest on lease obligation	36	8
Loss/(gain) on change in rehabilitation provisions	2,129	(275)
	3,990	2,787
Non-cash changes of liabilities arising from financing activities
During the three months ended March 31, 2020 and 2019, the non-cash change related to the changes in liabilities arising from financing activities is as follows:

	Three Months Ended March 31,
	2020	2019
Accretion of debt	875	785

20. COMMITMENTS AND CONTINGENCIES
The Company has capital and operating commitments of $7.0 million and $12.0 million respectively, all of which are expected to be incurred within the next year.
Due to the nature of the Company’s operations, various legal matters from time to time arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of Management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

The GRA issued a demand notice against Golden Star (Bogoso/Prestea) Limited, a subsidiary of the Company, for an amount relating to customs-related findings. Management is of the opinion that the Company complied with all requirements, and that there will be no amount payable. Therefore, no provision has been raised and the Company is attempting to resolve these matters by means of discussions with the GRA.

21. SUBSEQUENT EVENTS
On April 1, 2020, the Company received notification of a federal securities class action complaint (the “Complaint”) that has been filed against it on behalf of persons or entities that purchased or otherwise acquired the Company’s common stock on the NYSE American exchange from February 20, 2019 through July 30, 2019 inclusive. Also named as defendants are the Company’s Chief Executive Officer and Director Andrew Wray, the Company’s former President and Chief Executive Officer Samuel Coetzer, the Company’s former President Daniel Owiredu and the Company’s former Executive Vice President and Chief Financial Officer Andre van Niekerk. The Complaint alleges that the defendants violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b -5, and Section 20(a) of the Securities Exchange Act of 1934 by making false and misleading statements to artificially inflate the Company’s stock price. The Complaint seeks unspecified damages, interest, costs and fees for attorneys and experts.

The Company has retained legal counsel in connection with the Complaint. The Company believes that the allegations made against it and its current and former officers in respect of the Complaint are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome.

As the Complaint is in early stages, the Company cannot make a reasonable estimate of the financial effect and as such this is a non-adjusting event with no financial impact on the consolidated interim financial statements for the three months ended March 31, 2020.

22. PRIOR PERIOD COMPARATIVES

Certain balances in the consolidated balance sheet as at December 31, 2019 have been reclassified to reflect the appropriate classification of the income tax liability due its materiality in the current reporting period. The effect of this reclassification is to decrease prepaids and other by $1.5 million, decrease accounts payable and accrued liabilities by $2.3 million and increase current income tax liabilities by $0.8 million as at December 31, 2019. The reclassification has no impact to the consolidated statement of operations and comprehensive income/(loss), consolidated statement of cash flows and consolidated statement of changes in equity for the year ended December 31, 2019.

Effective January 1, 2020, share-based compensation is excluded within corporate general and administrative expenses and as a result, the corporate general and administrative expenses for the three months ended March 31, 2020 has been reduced by $0.9 million with share-based compensation of $0.9 million presented as a separate line in the consolidated statement of operations and comprehensive income/(loss).